China Direct Industries, Inc.
431 Fairway Drive, Suite 200
Deerfield Beach, FL 33441

telephone (954) 363-7333
facsimile (954) 363-7320

January 8, 2010

'CORRESP'

United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549

Attention:	Karl Hiller, Branch Chief
Craig Arakawa

Re:	China Direct Industries, Inc. (the "Company")
Item 4.02 Form 8-K filed on December 29, 2009
File No. 001-33694

Ladies and Gentlemen:

The Company is in receipt of the staff’s comment letter dated January 5, 2010.  As indicated below, the Company will file Form 8-K/A (Amendment No. 1) to the Form 8-K it filed with the Commission on December 31, 2009, which shall include the requested disclosure.

1.
We note that your disclosure pertaining to non-reliance on your December 31, 2008 financial statement does not include a statement indicating whether the underlying errors causing non-reliance were discussed with your independent accountant.   Please amend your filing to comply with Item 4.02(a)(3) of Form 8-K.

RESPONSE:                      The requested disclosure will be included in Form 8-K/A (Amendment No. 1) to be filed on January 8, 2010.

We trust the foregoing responds to the staff's comment.

Sincerely,

/s/ Andrew X. Wang
Andrew X. Wang, Executive Vice President and Chief Financial Officer

cc: Sherb & Co., LLP